UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

ActiveCare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

005057104

(CUSIP Number)

March 29, 2010

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Rick A. Werner, Esq.
Haynes and Boone, LLP
1221 Avenue of the Americas, 26th Floor
New York, New York 10020
(212) 654-4974

CUSIP No. 005057104                                             13G                                             Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	✓

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 0
			6	SHARED VOTING POWER 1,919,761
			7	SOLE DISPOSITIVE POWER 0
			8	SHARED DISPOSITIVE POWER 1,919,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 005057104                                             13G                                             Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	✓

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 0
			6	SHARED VOTING POWER 1,919,761
			7	SOLE DISPOSITIVE POWER 0
			8	SHARED DISPOSITIVE POWER 1,919,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 005057104                                             13G                                             Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	✓

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 490,000
			6	SHARED VOTING POWER 1,919,761
			7	SOLE DISPOSITIVE POWER 490,000
			8	SHARED DISPOSITIVE POWER 1,919,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 005057104                                             13G                                             Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	✓

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 0
			6	SHARED VOTING POWER 2,409,761
			7	SOLE DISPOSITIVE POWER 0
			8	SHARED DISPOSITIVE POWER 2,409,761
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 005057104                                             13G                                             Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS The Corbran LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
	(b)	✓

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			5	SOLE VOTING POWER 0
			6	SHARED VOTING POWER 490,000
			7	SOLE DISPOSITIVE POWER 0
			8	SHARED DISPOSITIVE POWER 490,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 005057104                                             13G                                             Page 7 of 11 Pages

In addition to the reported shares of Common Stock, the reporting persons may be deemed to beneficially own (i) 792,080 shares of Common Stock that may be acquired pursuant to a Class D Warrant of the Company owned by Harborview Master Fund, L.P. (“Harborview Master Fund”) and (ii) 277,227 shares of Common Stock that may be acquired pursuant to a Class E Warrant of the Company owned by Harborview Master Fund (the Class D Warrant and Class E Warrant are referred to collectively as the “Warrants”). However, pursuant to the terms of the relevant instruments, Harborview Master Fund cannot exercise or convert any of these Warrants until such time as Harborview Master Fund would not beneficially own after any such exercise or conversion more than 4.99% of the outstanding Common Stock.

Item 1.

(a)

Name of Issuer

ActiveCare, Inc. (the “Company”)

(b)

Address of Issuer’s Principal Executive Offices

5095 West 2100 South, Salt Lake City, Utah 84120

Item 2.

(a)

Name of Person Filing

This statement is jointly filed by and on behalf of each of Harborview Master Fund, Harborview Advisors, LLC (“Harborview Advisors”), Richard Rosenblum, David Stefansky and The Corbran LLC.  Harborview Master Fund, David Stefansky and The Corbran LLC are the record and direct beneficial owners of the securities covered by this statement.

The securities held by Harborview Master Fund are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund, Harborview Advisors and Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by Harborview Master Fund.

The securities held by The Corbran LLC are also reported as beneficially owned by Mr. Rosenblum as the managing member of The Corbran LLC. By reason of this relationship, Mr. Rosenblum is reported as having shared power to vote, or to direct the vote, and shared power to dispose or direct the disposition of, the securities held by The Corbran LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is c/o Harborview Advisors, LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.

(c)

Citizenship

See Item 4 on the cover page(s) hereto.

(d)

Title of Class of Securities

Common Stock

(e)

CUSIP Number

005057104

CUSIP No. 005057104                                             13G                                             Page 8 of 11 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)

Percent of class: See Item 11 on the cover page(s) hereto.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: Item 5 on the cover page(s) hereto.

(ii)

Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)

Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)

Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 005057104                                             13G                                             Page 9 of 11 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certifications.

(a)

Not Applicable

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 005057104                                             13G                                             Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC
Its:	General Partner

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	December 20, 2010

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	December 20, 2010

The Corbran LLC

By:	/s/ Richard Rosenblum
Name:	Richard Rosenblum
Title:	Managing Member
Date:	December 20, 2010

Richard Rosenblum

/s/ Richard Rosenblum
Name:	Richard Rosenblum
Date:	December 20, 2010

David Stefansky

/s/ David Stefansky
Name:	David Stefansky
Title:	Managing Member
Date:	December 20, 2010

CUSIP No. 005057104                                             13G                                             Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).